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                     January 3, 2024

       Wissam Jabre
       Chief Financial Officer
       Western Digital Corporation
       5601 Great Oaks Parkway
       San Jose, CA 95119

                                                        Re: Western Digital
Corporation
                                                            Form 10-K for the
Year Ended June 30, 2023
                                                            File No. 001-08703

       Dear Wissam Jabre:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Brandi Steege